Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Synovus Financial Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-89278, No. 333-116259, No. 333-132739, No. 333-132973, No. 333-143035, No. 333-187464, and No. 333-187465) on Forms S-8 and (No. 333-190011, and No. 333-198048) on Forms S-3 of Synovus Financial Corp. of our reports dated March 2, 2015 , with respect to the consolidated balance sheets of Synovus Financial Corp. and subsidiaries as of December 31, 2014 and 2013 , and the related consolidated statements of income, comprehensive income, changes in shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2014 , and the effectiveness of internal control over financial reporting as of December 31, 2014 , which reports appear in the December 31, 2014 annual report on Form 10-K of Synovus Financial Corp.

/s/ KPMG LLP

Atlanta, Georgia

March 2, 2015